March 14, 2025

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Iron Bridge Mortgage Fund, LLC
Offering Statement on Form 1-A Post-Qualification Amendment No. 7
Filed March 12, 2025
File No. 024-11984

To Whom It May Concern:

On behalf of Iron Bridge Mortgage Fund, LLC, I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on Tuesday, March 18, 2025, or as soon thereafter as possible.

Sincerely, IRON BRIDGE MORTGAGE FUND, LLC

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Chief Executive Officer

cc:	Alison M. Pear